                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                AMENDMENT NO. 2

                                  SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                        j2 GLOBAL COMMUNICATIONS, INC.
                      (Name of Subject Company (Issuer))

                        j2 GLOBAL COMMUNICATIONS, INC.
                       (Name of Filing Person (Offeror))

Options Under j2 Global Communications, Inc. 1997 Option Plan to Purchase Common
                       Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                  46626E 20 6
                     (CUSIP Number of Class of Securities)

                           (Underlying Common Stock)

                              Richard S. Ressler
                             Chairman of the Board
                        j2 Global Communications, Inc.
                           6922 Hollywood Boulevard
                                   Suite 800
                              Hollywood, CA 90028
                                (323) 860-9200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE
                           -------------------------


               Transaction valuation*     Amount of filing fee**
               ----------------------     --------------------
                    $2,519,139                   $504***

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 856,182 shares of common stock of j2 Global Communications, Inc. having an aggregate value of $2,519,139 as of June 25, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
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*** Previously paid

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                 Amount Previously Paid:     Not applicable.
                 Form or Registration No.:   Not applicable.
                 Filing party:               Not applicable.
                 Date filed:                 Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

This Amendment No. 2 and Final Amendment to the Tender Offer Statement on Schedule To (the "Schedule TO") amends and supplements the Schedule TO filed with the Securities and Exchange Commission May 22, 2001, relating to our offer to exchange certain options ("Options") to purchase shares of our common stock, par value $0.01 per share, held by employees and directors for new options ("New Options") to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated May 21, 2001 (as amended and supplemented, the "Offer to Exchange") and the related Election Concerning Exchange of Stock Options, as amended and supplemented.

Item 4.  Terms of the Transaction.

Item 4 is hereby amended and supplemented as follows:

The Offer expired on June 22, 2001 and the Company has accepted for exchange pursuant to the Offer Options to purchase an aggregate of 266,781 shares of Common Stock. Subject to the terms and conditions of the Offer to Exchange, the Company will grant a total of 257,128 New Options to purchase shares of Common Stock in exchange for the Options accepted for exchange.


Item 12. Exhibits.

Exhibit
Number   Description
------   -----------
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(a)(1)      Offer to Exchange, dated May 21, 2001.*

(a)(2)      Form of Election Concerning Exchange of Stock Options.*

(a)(3)      j2 Global Communications, Inc. Press Release dated May 21, 2001.*

(a)(4) E-mail Communication to j2 Global Communications, Inc. Employees dated May 21, 2001.*

(a)(5) E-mail Communication to j2 Global Communications, Inc. Employees dated May 21, 2001.*

(a)(6) E-mail Communication to j2 Global Communications, Inc. Employees dated June 4, 2001.*

(a)(7) E-mail Communication to j2 Global Communications, Inc. Employees dated June 14, 2001.*

(a)(8)      Form of E-mail Confirmation to Tendering Option Holders.*

(a)(9) j2 Global Communications, Inc. Amended Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.

(a)(10) j2 Global Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 30, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

(a)(11) Form of E-mail Communication to j2 Global Communications, Inc. Employees dated June 12, 2001.*

(a)(12) Form of E-mail Communication to j2 Global Communications, Inc. Employees dated June 18, 2001.*

(a)(13)     Amended Form of Election Concerning Exchange of Stock Options.*

(a)(14)     Revised Form of E-mail Confirmation to Tendering Option Holders.*

(b)         Not applicable.

(d) j2 Global Communications, Inc. Amended and Restated 1997 Stock Option Plan. Filed as Exhibit 10.2 to the Company's Report on Form 10-K filed with the Commission on March 30, 2000 and incorporated herein by reference.

(g)         Not applicable.

(h)         Not applicable.
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* Previously Filed.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

                          j2 Global Communications, Inc.


                          /s/ Richard S. Ressler
                          ------------------------------
                          Richard S. Ressler
                          Chairman of the Board

Dated: October 1, 2001
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                               Index to Exhibits

Exhibit
Number        Description
------        -----------

(a)(1)        Offer to Exchange, dated May 21, 2001.*

(a)(2)        Form of Election Concerning Exchange of Stock Options.*

(a)(3)        j2 Global Communications, Inc. Press Release dated May 21, 2001.*

(a)(4) E-mail Communication to j2 Global Communications, Inc. Employees dated May 21, 2001.*

(a)(5) E-mail Communication to j2 Global Communications, Inc. Employees dated May 21, 2001.*

(a)(6) E-mail Communication to j2 Global Communications, Inc. Employees dated June 4, 2001.*

(a)(7) E-mail Communication to j2 Global Communications, Inc. Employees dated June 14, 2001.*

(a)(8)        Form of E-mail Confirmation to Tendering Option Holders.*

(a)(9) j2 Global Communications, Inc. Amended Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.

(a)(10) j2 Global Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 30, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

(a)(11) Form of E-mail Communication to j2 Global Communications, Inc. Employees dated June 12, 2001.*

(a)(12) Form of E-mail Communication to j2 Global Communications, Inc. Employees dated June 18, 2001.*

(a)(13)       Amended Form of Election Concerning Exchange of Stock Options.*

(a)(14)       Revised Form of E-mail Confirmation to Tendering Option Holders.*

(d) j2 Global Communications, Inc. Amended and Restated 1997 Stock Option Plan. Filed as Exhibit 10.2 to the Company's Report on Form 10-K filed with the Commission on March 30, 2000 and incorporated herein by reference.

* Previously Filed.